CUSIP No. 253862 10 6	13D	Page 1 of 13 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

DIGITAL POWER CORPORATION

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

253862 10 6

(CUSIP Number)

Richard Abbe

Iroquois Capital Management, LLC

205 East 42nd Street, 20th Floor

New York, New York 10017

(212) 974-3070

Michael Adelstein, Esq.

Kelley Drye & Warren LLP

101 Park Avenue, 27th Floor

New York, New York 10178

(212) 808-7800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 10, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 253862 10 6	13D	Page 2 of 13 Pages

1	NAME OF REPORTING PERSON Iroquois Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 695,152
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 695,152
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 695,152
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 253862 10 6	13D	Page 3 of 13 Pages

1	NAME OF REPORTING PERSON Iroquois Capital Investment Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 358,335
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 358,335
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 358,335
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 253862 10 6	13D	Page 4 of 13 Pages

1	NAME OF REPORTING PERSON Iroquois Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 695,152
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 695,152
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 695,152
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 253862 10 6	13D	Page 5 of 13 Pages

1	NAME OF REPORTING PERSON Richard Abbe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 358,335
	8	SHARED VOTING POWER 336,817
	9	SOLE DISPOSITIVE POWER 358,335
	10	SHARED DISPOSITIVE POWER 336,817
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 695,152
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP No. 253862 10 6	13D	Page 6 of 13 Pages

Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 to the Schedule 13D (the “Amendment No. 1”) amends the Schedule 13D filed on June 15, 2017 (the “Initial 13D”, and as amended by this Amendment No. 1, the “Schedule 13D”), on behalf of the Reporting Persons named in Item 2(a) thereof. Unless specifically amended hereby, the disclosures set forth in the Initial 13D shall remain unchanged. Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings ascribed to them in the Initial 13D.

On August 10, 2017 the Reporting Persons ceased to be the beneficial owners of more than 5% of the outstanding Shares of the Issuer. The filing of this Amendment No. 1 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended to add the following:

July 28, 2017 Transactions

On July 28, 2017, Iroquois Master Fund entered into an Exchange Agreement with the Issuer (the “Exchange Agreement”) whereby Iroquois exchanged (a) (i) the Convertible Note, which was past due its June 2, 2017 maturity date, and (ii) the April 17, 2017 Warrant to purchase up to 83,334 Shares at $0.90 per Share, including all claims due on each, for (b) (i) promissory notes in the principal amounts of $110,000, $35,000 and $34,000 (the “Promissory Notes”) and (ii) a warrant to purchase up to 83,334 Shares at $0.55 per share (the “Exchange Warrant”). Such exchange was made in reliance upon the exemption from registration under Rule 3(a)(9) of the Securities Act of 1933, as amended (the “Securities Act”).

The Promissory Notes were unsecured obligations of the Issuer, without interest. The Promissory Notes in principal amounts of $110,000 and $35,000 were payable in full on August 1, 2017, and the Promissory Note in principal amount of $34,000 was payable in full on August 8, 2017. The Issuer paid Iroquois Master Fund the amount due in full under the Promissory Note with a principal amount of $34,000 on August 7, 2017, and the Promissory Notes with principal amounts of $35,000 and $110,000 were cancelled in connection with the July 28, 2017 SPA and July 28, 2017 Subscription Agreement, respectively, as discussed below.

The Exchange Warrant becomes exercisable on the six month anniversary of the July 28, 2017 issuance date and it terminates five years after the initial exercise date. The Exchange Warrant may be exercised for cash or, upon the failure to maintain an effective registration statement, on a cashless basis. It is subject to a beneficial ownership limitation such that the holder may not acquire Shares upon the exercise thereof if the holder, with its affiliates, would beneficially own in excess of 4.99% of the number of Shares outstanding immediately after such exercise; provided, that such limitation may be decreased at any time by the holder, or may be increased up to 9.99% by the holder upon not less than 61 days’ prior written notice to the Issuer.

On July 28, 2017, Iroquois Master Fund concurrently entered into a Securities Purchase Agreement with the Issuer (the “July 28, 2017 SPA”) under which the Issuer issued and sold Iroquois Master Fund 63,600 Shares in exchange for the cancellation of the Promissory Note with a principal amount of $35,000. Such Shares were not registered and were sold in reliance on Section 4(a)(2) and/or Regulation D promulgated under the Securities Act. The July 28, 2017 SPA included customary “piggy-back” registration rights for the 63,600 Shares issued thereunder for a period of 12 months from the date of such agreement.

Furthermore, on July 28, 2017, Iroquois Master Fund entered into a subscription agreement with the Issuer (the “July 28, 2017 Subscription Agreement”), under which the Issuer issued and sold in a registered direct offering 200,000 Shares at $0.55 per Share for an aggregate purchase price of $110,000, which was purchased in exchange for the cancellation of the Promissory Note in the principal amount of $110,000. The 200,000 Shares were offered and sold pursuant to the Issuer’s effective Registration Statement on Form S-3 (No. 333-215834), including the Prospectus Supplement filed by the Issuer with the SEC on July 28, 2017 in connection with such sale.

CUSIP No. 253862 10 6	13D	Page 7 of 13 Pages

In connection with the July 28, 2017 Subscription Agreement, the Issuer also issued Iroquois Master Fund a warrant (the “Additional Warrant”) to purchase 120,000 Shares at a purchase price of $0.55 per Share. The Additional Warrant becomes exercisable on the six month anniversary of the issuance date thereof, and terminates on the five year anniversary of the date of issuance. The Additional Warrant may be exercised for cash or on a cashless basis. It is subject to a beneficial ownership limitation such that the holder may not acquire Shares upon the exercise thereof if the holder would beneficially own in excess of 4.99% of the number of Shares outstanding immediately after such exercise, or the holder, with its affiliates, would beneficially own in excess of 9.99% of the number of Shares outstanding immediately after such exercise; provided, that such limitation may be increased or decreased at any time by the holder upon not less than 61 days’ prior written notice to the Issuer.

The foregoing is only a brief description of the material terms of the Promissory Notes, Exchange Agreement, July 28, 2017 SPA, July 28, 2017 Subscription Agreement, Exchange Warrant, and Additional Warrant. The foregoing descriptions are qualified in their entirety by reference to the full text of the forms of such documents, which are filed as Exhibits 99.1 through 99.6 hereto and incorporated by reference herein.

August 10, 2017 Transactions

On August 10, 2017, the Issuer entered into Securities Purchase Agreements (the “August 2017 SPAs”) with each of Iroquois Master Fund and Iroquois Investment. Under the terms of the August 2017 SPAs, Iroquois Master Fund and Iroquois Investment acquired Warrants to purchase 183,333 Shares and 91,667 Shares, respectively (the “August 2017 Warrants”) and 10% Senior Convertible Promissory Notes with principal amounts of $110,000 and $55,000, respectively (the “August 2017 Convertible Notes”), for aggregate purchase prices of $110,000 and $55,000, respectively. Such securities were sold in reliance on Section 4(a)(2) and Rule 506(b) promulgated under the Securities Act. In connection therewith, each of Iroquois Master Fund and Iroquois Investment also entered into Registration Rights Agreements with the Issuer dated August 10, 2017 (the “Registration Rights Agreements”).

Each of the August 2017 Warrants entitles the holders to purchase Shares at an exercise price of $0.66 per Share for a period of five years from the date of issuance, and are immediately exercisable. If the market price of the Shares is greater than the exercise price of the August 2017 Warrants, then they may be exercised on a cashless basis. They are subject to a beneficial ownership limitation such that the holder may not acquire Shares upon the exercise thereof if the holder, with its affiliates, would beneficially own in excess of 4.99% of the number of Shares outstanding immediately after such exercise; provided, that such limitation may be decreased at any time by the holder, or may be increased up to 9.99% by the holder upon not less than 61 days’ prior written notice to the Issuer.

The August 2017 Convertible Notes include a one-time interest charge of 10% on the principal amount, and principal and interest are due on February 10, 2018. The August 2017 Convertible Notes are convertible at any time at the option of the holder into Common Stock at a conversion price of $0.60 per Share, subject to customary adjustment for stock splits, stock dividends, combinations or similar events. As of the date of this Schedule 13D, the August 2017 Convertible Notes held by Iroquois Master Fund and Iroquois Investment are convertible into 200,000 and 100,000 Shares, respectively. The August 2017 Convertible Notes contain standard and customary events of default, upon which the Issuer may be required to pay the holder the principal amount due plus accrued interest earned thereon times 125%, plus any other expenses, and any amounts past due accrue interest at 15% per annum.

Upon notice and other conditions, the Issuer may at any time prior to conversion prepay the outstanding principal balance of the August 2017 Convertible Notes and interest accrued thereon by paying the following multiples of the outstanding principal and interest depending on the prepayment date: (i) within 30 days – 105%; (ii) 31 to 60 days - 110%; 61 to 120 days - 115%; and 120 days to maturity - 120%. In addition, the holders may, at their option, require the Issuer to repay all or a portion of the August 2017 Convertible Notes and interest earned thereon in the event the Issuer issues, in a single transaction or in a series within six months, debt or equity in the aggregate amount of $2 million or more.

While amounts are outstanding under the August 2017 Convertible Notes, the Issuer may not enter into any public or private offering of its securities with any other investor that has the effect of establishing rights or otherwise benefiting such other investor in a manner more favorable in any material respect to such other investor than the rights and benefits established in favor of the holders unless the holders have been provided with the same rights and benefits. Further, until the earlier of the repayment or conversion of the August 2017 Convertible Notes, the Company shall not enter into any variable rate transactions. The August 2017 Convertible Notes are subject to a beneficial ownership limitation such that the holder may not acquire Shares upon the conversion thereof if the holder, with its affiliates, would beneficially own in excess of 4.99% of the number of Shares outstanding; provided, that such limitation may waived upon 61 days’ prior written notice to the Issuer.

CUSIP No. 253862 10 6	13D	Page 8 of 13 Pages

Under the Registration Rights Agreements, the Issuer has agreed to register the Shares underlying the August 2017 Convertible Notes and August 2017 Warrants under the Securities Act. The Issuer will file, at its expense, a registration statement for the resale of such Shares by September 10, 2017 and cause such registration statement to be declared effective within 120 days of September 10, 2017, subject to any resale limitation imposed by the SEC. If the Issuer does not meet these timing and certain other requirements under the Registration Rights Agreement, the Issuer shall pay liquidated damages to each of Iroquois Master Fund and Iroquois Investment in the amount of $15,000 per month until cured, and any such unpaid amount shall incur interest at 12% per annum.

The foregoing is only a brief description of the material terms of the August 2017 SPAs, August 2017 Warrants, August 2017 Convertible Notes, and Registration Rights Agreements. The foregoing descriptions are qualified in their entirety by reference to the full text of the forms of such documents, which are filed as Exhibits 99.7 through 99.10 hereto and incorporated by reference herein.

Settlement with Issuer

As a result of the Exchange Agreement and other transactions that the Reporting Persons entered into with the Issuer on July 28, 2017, as well as the August 10, 2017 SPA and securities acquired and other transaction in connection therewith, the Reporting Persons settled the disputed matters with respect to the Convertible Note disclosed in the Initial 13D. At this time, the Reporting Persons have determined that they no longer hold any Shares with the purpose, or with the effect of, changing or influencing control of the Issuer or in connection with or as a participant in any transaction having that purpose or effect, or any other plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

The aggregate percentage of Shares reported herein is based upon 13,405,910 Shares outstanding on July 28, 2017, as reported the Prospectus Supplement filed by the Issuer with the SEC on July 28, 2017, including 200,000 Shares offered and sold to Iroquois Master Fund under such Prospectus Supplement. The percentage of Shares owned by the Reporting Persons includes Shares issuable upon the exercise of Warrants beneficially owned by such Reporting Persons.

A.	Iroquois Capital

(a)	As of the date of this Schedule 13D, Iroquois Investment beneficially owns the Shares directly and beneficially owned by Iroquois Master Fund as described in Item 5(B)(a) of this Schedule 13D and are incorporated by reference herein. The Share amounts herein give effect to the 4.99% beneficial ownership limitations on the convertible securities held by Iroquois Master Fund.

Percentage: 4.99%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 695,152

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 695,152

(c)	Iroquois Capital has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares by Iroquois Master Fund during the past 60 days are set forth in Item 5(B)(c) and Schedule B of this Schedule 13D and are incorporated by reference herein.

CUSIP No. 253862 10 6	13D	Page 9 of 13 Pages

B.	Iroquois Master Fund

(a)	As of the date of this Schedule 13D, Iroquois Master Fund directly and beneficially owns 695,152 Shares, which includes (i) 516,664 Shares which are issuable upon the exercise of Warrants owned by Iroquois Master Fund, (ii) 63,600 Shares issued pursuant to the July 28, 2017 SPA, (iii) 18,256 Shares issued pursuant to the July 28, 2017 Subscription Agreement; and (iv) 200,000 Shares which are issuable upon conversion of the August 2017 Convertible Note. The aggregate beneficial ownership of Iroquois Master Fund gives effect to the 4.99% beneficial ownership limitations on the Warrants and August 2017 Convertible Note that it holds. In addition, this does not include an aggregate of 203,334 Shares which are issuable upon exercise of the Exchange Warrant and Additional Warrant owned by Iroquois Master Fund, which are not exercisable within 60 days of this Schedule 13D, and are also subject to 4.99% beneficial ownership limitations.

Percentage: 4.99%

(b)	1. Sole power to vote or direct vote: 695,152

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 695,152

4. Shared power to dispose or direct the disposition: 0

(c)	On July 28, 2017, Iroquois Master Fund (i) exchanged the Convertible Note and April 17, 2017 Warrant to purchase 83,334 Shares for the Promissory Notes and Exchange Warrant to purchase 83,334 Shares pursuant to the Exchange Agreement, (ii) acquired the Additional Warrant to purchase 120,000 Shares, (iii) acquired 63,600 Shares pursuant to the July 28, 2017 SPA, (iv) acquired 200,000 Shares pursuant to the July 28, 2017 Subscription Agreement, (v) acquired the August 2017 Warrant to purchase 183,333 Shares, and (vi) acquired the August 2017 Convertible Note convertible into 200,000 Shares, as described in Item 4 of this Schedule 13D. In addition, Iroquois Master Fund sold 181,744 of the 200,000 Shares acquired under the July 28, 2017 Subscription Agreement in open market transactions as set forth in Schedule B of this Schedule 13D, and which are incorporated by reference herein. Iroquois Master Fund has not entered into any other transactions in the Shares during the past 60 days.

C.	Iroquois Investment

(a)	As of the date of this Schedule 13D, Iroquois Investment directly and beneficially owns 358,335 Shares, which are issuable upon the exercise of the November 2016 Warrant, February 2017 Warrant, and August 2017 Warrant, and conversion of the August 2017 Convertible Note owned by Iroquois Investment.

Percentage: Approximately 2.6%

(b)	1. Sole power to vote or direct vote: 358,335

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 358,335

4. Shared power to dispose or direct the disposition: 0

(c)	On August 10, 2017, Iroquois Investment acquired the August 2017 Warrant to purchase 91,667 Shares and the August 2016 Convertible Note convertible into 100,000 Shares, as disclosed in Item 4 of this Schedule 13D. Iroquois Investment has not entered into any other transactions in the Shares during the past 60 days.

CUSIP No. 253862 10 6	13D	Page 10 of 13 Pages

D.	Richard Abbe

(a)	As of the date of this Schedule 13D, Mr. Abbe beneficially owns 695,152 Shares, which includes the Shares beneficially owned by Iroquois Capital as described in Item 5(A)(a) of this Schedule 13D, and the Shares directly and beneficially owned by Iroquois Investment as described in Item 5(C)(a) of this Schedule 13D, each of which are incorporated by reference herein. The Share amounts herein give effect to the 4.99% beneficial ownership limitations on the convertible securities beneficially owned by Iroquois Master Fund and Iroquois Investment.

Percentage: 4.99%

(b)	1. Sole power to vote or direct vote: 358,335

2. Shared power to vote or direct vote: 336,817

3. Sole power to dispose or direct the disposition: 358,335

4. Shared power to dispose or direct the disposition: 336,817

(c)	Mr. Abbe has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares by Iroquois Capital and Iroquois Investment during the past 60 days are set forth in Item 5(A)(c) and Item 5(C)(c) of this Schedule 13D and are incorporated by reference herein.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.

(e)	As of August 10, 2017, the Reporting Persons ceased to be the beneficial owners of more than 5% of the outstanding Shares of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Form of Promissory Note

99.2	Form of Exchange Agreement dated July 28, 2017 (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Issuer, filed with the SEC on July 28, 2017)

99.3	Form of Securities Purchase Agreement dated July 28, 2017 (incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K of the Issuer, filed with the SEC on July 28, 2017)

99.4	Form of Subscription Agreement dated July 28, 2017 (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K of the Issuer, filed with the SEC on July 28, 2017)

99.5	Form of Exchange Warrant dated July 28, 2017 (incorporated herein by reference to Exhibit 4.2 to the Current Report on Form 8-K of the Issuer, filed with the SEC on July 28, 2017)

CUSIP No. 253862 10 6	13D	Page 11 of 13 Pages

99.6	Form of Additional Warrant dated July 28, 2017 (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K of the Issuer, filed with the SEC on July 28, 2017)

99.7	Form of Securities Purchase Agreement dated August 10, 2017 (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Issuer, filed with the SEC on August 11, 2017)

99.8	Form of August 2017 Warrant dated August 10, 2017 (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K of the Issuer, filed with the SEC on August 11, 2017)

99.9	Form of 10% Senior Convertible Promissory Note dated August 10, 2017 (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K of the Issuer, filed with the SEC on August 11, 2017)

99.10	Form of Registration Rights Agreement dated August 10, 2017 (incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K of the Issuer, filed with the SEC on August 11, 2017)

CUSIP No. 253862 10 6	13D	Page 12 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 15, 2017

IROQUOIS CAPITAL MANAGEMENT, LLC

By:	/s/ Richard Abbe
	Name:	Richard Abbe
	Title:	President

IROQUOIS MASTER FUND LTD

By:	Iroquois Capital Management, LLC,
its investment manager

By:	/s/ Richard Abbe
	Name:	Richard Abbe
	Title:	President

IROQUOIS CAPITAL INVESTMENT GROUP LLC

By:	/s/ Richard Abbe
	Name:	Richard Abbe
	Title:	Managing Member

/s/ Richard Abbe
RICHARD ABBE

CUSIP No. 253862 10 6	13D	Page 13 of 13 Pages

SCHEDULE B

Open Market Transactions in the Shares Since the Filing of the Initial 13D

Shares of Class A Common Stock Purchased / (Sold)	Price Per Share($)	Date of Purchase / Sale

Iroquois Master Fund Ltd.

(43,550)	$0.59	7/31/2017
(41,807)	$0.57	8/1/2017
(24332)	$0.58	8/2/2017
(20,000)	$0.59	8/3/2017
(26,255)	$0.61	8/4/2017
(9,500)	$0.64	8/8/2017
(13,300)	$0.66	8/11/2017
(3,000)	$0.71	8/14/2017